Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to release Q3 2017 unaudited results on November 8
Conference call and webcast on November 9

Vancouver, B.C. - Oct. 17, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American Silver”, or the “Company”) will release its Q3 2017 unaudited results on Wednesday, November 8, 2017, after market close.

Q3 2017 Unaudited Results Conference Call and Webcast

Date:	Thursday, November 9, 2017
Time:	12:00 noon ET (9:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)

A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com/investors/events.

About Pan American Silver
Pan American Silver is one of the world’s largest primary silver producers, providing investors with enhanced exposure to silver through low-cost operations. Founded in 1994, Pan American Silver is recognized for its operating expertise, prudent financial management and commitment to responsible development.  The Company is headquartered in Vancouver, B.C. and owns and operates six mines in Mexico, Peru, Argentina and Bolivia. Our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1